# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Digi Power X Inc., CIK 0001854368
CUSIP: 25380B102
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 110 Yonge Street, Suite 1601, Toronto, Ontario Canada (A6), M5C 1T4
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001912453

## Reporting persons
- Michel Amar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,798,814; shared voting power 626,544; sole dispositive power 5,798,814; shared dispositive power 626,544; aggregate amount beneficially owned 6,465,414 (17.5% of the class)
  Comment: Relating to items 5 through 8 of this page: The number of Subordinate Voting Shares reported as beneficially owned is as of March 31, 2025. Consists of (i) 1,513,219 Subordinate Voting Shares held by Michel Amar, (ii) 626,544 Subordinate Voting Shares held by Bit Mining International LLC, (iii) 2,165,889 Subordinate Voting Shares held by Bit.Management, LLC, (iv) 1,493,162 Subordinate Voting Shares held by NYAM, LLC, and (v) 666,600 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares held by NYAM, LLC. Michel Amar holds an additional 808,333 restricted stock units, 158,333 of which are scheduled to vest on December 1, 2025, 166,667 of which are scheduled to vest on February 9, 2026, 158,333 of which are scheduled to vest on December 1, 2026, 166,666 of which are scheduled to vest on February 9, 2027, and 158,334 of which are scheduled to vest on December 1, 2027. Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC are each controlled by Mr. Amar. Mr. Amar is a majority equityholder of Bit.Management, LLC and NYAM, LLC and a minority equityholder of BIT Mining International, LLC. Mr. Amar, by virtue of his control over Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC, may be deemed to have or share beneficial ownership of the Subordinate Voting Shares (including the Subordinate Voting Shares issuable upon conversion of the Proportionate Voting Shares) held directly by those entities.
  
  Relating to item 11 of this page: This calculation assumes that there are 36,974,470 Subordinate Voting Shares outstanding, which is the sum of (i) 36,307,870 Subordinate Voting Shares of the Issuer outstanding as of March 31, 2025 and (ii) 666,600 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares held by NYAM, LLC, as reported herein.
- Bit.Management, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 2,165,889; shared voting power 0; sole dispositive power 2,165,889; shared dispositive power 0; aggregate amount beneficially owned 2,165,889 (6% of the class)
  Comment: Relating to items 5, 7, and 9 of this page: The number of Subordinate Voting Shares reported as beneficially owned is as of March 31, 2025.
  
  Relating to item 11 of this page: Based on 36,307,870 Subordinate Voting Shares of the Issuer outstanding as of March 31, 2025.
- NYAM, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 2,159,762; shared voting power 0; sole dispositive power 2,159,762; shared dispositive power 0; aggregate amount beneficially owned 2,159,762 (5.8% of the class)
  Comment: Relating to items 5, 7, and 9 of this page: The number of Subordinate Voting Shares reported as beneficially owned is as of March 31, 2025. Consists of (i) 1,493,162 Subordinate Voting Shares and (ii) 666,600 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares.
  
  Relating to item 11 of this page: This calculation assumes that there are 36, 974,470 Subordinate Voting Shares outstanding, which is the sum of (i) 36,307,870 Subordinate Voting Shares of the Issuer outstanding as of March 31, 2025, and (ii) 666,600 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares held by NYAM, LLC, as reported herein.

## Item 1. Issuer
Name of issuer: Digi Power X Inc.
Address of issuer's principal executive offices: 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4

## Item 2. Person Filing
Name of person filing: Michel Amar, Bit.Management, LLC and NYAM, LLC
Address of principal business office or, if none, residence: 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4
Citizenship:
Michel Amar - United States citizen

Bit.Management, LLC; NYAM, LLC - California limited liability companies

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Michel Amar - 6,465,414 Subordinate Voting Shares
Bit.Management, LLC - 2,165,889 Subordinate Voting Shares
NYAM, LLC - 2,159,762 Subordinate Voting Shares
Percent of class:
Michel Amar - 17.5%
Bit.Management, LLC - 6.0%
NYAM, LLC - 5.8%
Sole power to vote or to direct the vote:
Michel Amar - 5,798,814 Subordinate Voting Shares
Bit.Management, LLC - 2,165,889 Subordinate Voting Shares
NYAM, LLC - 2,159,762 Subordinate Voting Shares**
Shared power to vote or to direct the vote:
Michel Amar - 626,544 Subordinate Voting Shares
Bit.Management, LLC - None
NYAM, LLC - None**
Sole power to dispose or to direct the disposition:
Michel Amar - 5,798,814 Subordinate Voting Shares
Bit.Management, LLC - 2,165,889 Subordinate Voting Shares
NYAM, LLC - 2,159,762 Subordinate Voting Shares**
Shared power to dispose or to direct the disposition:
Michel Amar - 626,544 Subordinate Voting Shares
Bit.Management, LLC - None
NYAM, LLC - None**

** See footnotes on cover pages which are incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A. Joint Filing Agreement, dated as of February 14, 2022 and incorporated by reference to the Schedule 13G filed by the Reporting Persons on February 22, 2022.

Exhibit B. Item 8 Statement, dated as of February 14, 2022 and incorporated by reference to the Schedule 13G filed by the Reporting Persons on February 22, 2022.

## Signatures
- Michel Amar: /s/ Michel Amar, Michel Amar/Individual (05/15/2025)
- Bit.Management, LLC: /s/ Michel Amar, Michel Amar/Chief Executive Officer (05/15/2025)
- NYAM, LLC: /s/ Michel Amar, Michel Amar/Chief Executive Officer (05/15/2025)